SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               DRYPERS CORPORATION
 ..............................................................................
                                (Name of Issuer)

                          COMMON STOCK $ .001 PAR VALUE
 ..............................................................................
                         (Title of Class of Securities)

                                  262497308
 ..............................................................................
                                 (CUSIP Number)

          KELLY GAUGER C/O DRYPERS CORPORATION 1415 WEST LOOP NORTH
                              HOUSTON, TEXAS 77055
 ..............................................................................
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 MARCH 29, 1996
 ..............................................................................
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             ----------------------------------
CUSIP NO.  262497308                13 D              Page 2 of 8 Pages
--------------------------------             ----------------------------------

-------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       1         RAYMOND  M. CHAMBERS
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)  [ ]


       2                                                               (B)  [ ]
-------------------------------------------------------------------------------
                SEC USE ONLY


       3
-------------------------------------------------------------------------------

                SOURCE OF FUNDS

       4         00 (SEE EXHIBIT A)
-------------------------------------------------------------------------------

                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

       5                                                                  [ ]
-------------------------------------------------------------------------------

                CITIZENSHIP OR PLACE OF ORGANIZATION

       6         USA
-------------------------------------------------------------------------------
     NUMBER OF
      SHARES
   BENEFICIALLY
       OWNED
      BY EACH
     REPORTING             SOLE VOTING POWER
       PERSON
       WITH           7     544,583
                    -----------------------------------------------------------

                               SHARED VOTING POWER
                                     8 - 0 -
                    -----------------------------------------------------------


                             SOLE DISPOSITIVE POWER
                      9     544,583
                    -----------------------------------------------------------


                            SHARED DISPOSITIVE POWER
                                    10 - 0 -
-------------------------------------------------------------------------------

                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11         544,583
-------------------------------------------------------------------------------


                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
      12                                                                   [ ]
-------------------------------------------------------------------------------

                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13         7.07%
-------------------------------------------------------------------------------

                TYPE OF REPORTING PERSON

      14         IN
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.     SECURITY AND ISSUER

            The equity securities to which this statement relates are the common stock, par value $ .001 per share (the "Common Stock"), of Drypers Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1415 West Loop North, Houston, Texas 77055.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) - (c) This statement is being filed by Mr. Raymond M. Chambers. Mr. Chambers 's principal business address is 801 S.E. Assembly Avenue, Vancouver, Wa. 98661. Mr. Chambers is a Co-Chief Executive Officer of the Company. The Company is a manufacturer of disposable baby diapers.

            (d)-(e) During the last five years, Mr. Chambers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)       Mr.  Chambers is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                 SEE EXHIBIT A.

ITEM 4.     PURPOSE OF TRANSACTION

                                 SEE EXHIBIT B.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a)   AMOUNT OF SHARES BENEFICIALLY OWNED BY MR.  CHAMBERS:
            Direct ownership of common stock 544,583

            Indirect ownership of common stock - 0 -

            PERCENTAGE OF SHARES BENEFICIALLY OWNED BY MR.  CHAMBERS:  7.07%


      (b)   NUMBER OF SHARES AS TO WHICH MR. CHAMBERS HAS THE:
            Sole power to vote or to direct the vote        544,583
            Shared power to vote or to direct the vote      - 0 -
            Sole power to dispose of or to direct the disposition of  544,583
            Shared power to dispose or to direct the disposition of   - 0 -

      (C) Except as described in Item 4 hereof, Mr. Chambers has not effected any transactions with respect to the Common Stock during the past 60 days.

      (D)   N/A

      (E)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER - None -


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS. - None -

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:        02/10/97

                                                 /S/  RAYMOND M. CHAMBERS
                                                      Raymond M. Chambers

                                    EXHIBIT A

Effective May 31, 1992, Drypers Corporation purchased all of the capital stock of VMG Holdings Corporation ("VMG"). The Company funded this acquisition through the issuance of various debt and equity instruments. Mr. Chambers purchased 20,000 shares of the Company's common stock in connection with the VMG acquisition with personal funds. On March 11, 1994, 3,335,000 shares of the Company's common stock were sold in an initial public offering. The above transactions describe the history supporting the 20,000 shares of the Company's common stock that Mr. Chambers owns as of December 31, 1996. In arriving at Mr. Chamber's percentage of beneficial ownership, 62,333 and 462,250 shares of common stock issuable upon exercise of warrants and options, respectively, have been included. These warrants and options were awarded to Mr. Chambers throughout 1992 through 1996 as part of his total compensation package for services rendered to the Company in a management capacity. Total shares of common stock beneficially owned by Mr. Chambers as of December 31, 1996, are 544,583, or 7.07%.

                                    EXHIBIT B

The Common Stock has been acquired by Mr. Chambers for investment purposes. Mr. Chambers has no current plans or knows of any proposals with respect to (a) the acquisition or disposition of any securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the company, (f) any other material change in the company's business or corporate structure, (g) any changes in the Company's charter bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person, (h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) any class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12 (g)4 of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.